UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 54032/June 22, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12271

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In the Matter of :
 :
BULLHIDE CORP., :
FETCHOMATIC GLOBAL : ORDER MAKING FINDINGS AND
   INTERNET, INC., : REVOKING REGISTRATIONS
THE FLAG GROUP, INC., and : BY DEFAULT
THE SECOND FLAG GROUP, INC. :

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 25, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents Bullhide Corp. (Bullhide), The Flag Group, Inc. (Flag Group), and The Second Flag Group, Inc. (Second Flag Group), were served with the OIP on April 28, 2006, and Respondent Fetchomatic Global Internet, Inc. (Fetchomatic), was served on May 16, 2006. In each instance, service was accomplished pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Respondents' Answers to the OIP were then due ten days after service. See 17 C.F.R. § 201.220(b); OIP at 3

      On May 26 and June 7, 2006, the Division of Enforcement filed motions for default against all Respondents for failing to file Answers during the time prescribed. On June 8, 2006, I ordered Respondents to show cause by June 19, 2006, why they should not be held in default and why the registrations of their securities with the Commission should not be revoked. As of today's date, no Respondent has filed an Answer to the OIP or responded to the June 8 Order.

      Accordingly, each Respondent is in default for failing to file an Answer to the OIP. 17 C.F.R. §§ 201.155(a), .220(f). Pursuant to Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

      Bullhide (CIK No. 1090943) is a Washington state corporation located in Deerfield Beach, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Bullhide is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-QSB was filed for the period ended December 31, 1999. This last filing reported that it had a net loss of $322,593 for the previous nine months. The company has an inactive status with the Washington Secretary of State. As of April 18, 2006, Bullhide's common stock was quoted on the Pink Sheets (symbol: BULH), had five market makers, and was eligible for the piggyback exemption under Exchange Act Rule 15c2-11(f)(3). The stock had an average daily trading volume of 3,864 shares during the year ended February 27, 2006.

Fetchomatic (CIK No. 1070371) is a Nevada corporation located in Delta, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Fetchomatic is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-QSB was filed for the period ended January 31, 2001, and that filing reported a net loss of $18 million for the previous six months. Fetchomatic has a revoked status with the Nevada Secretary of State. Fetchomatic's stock (symbol: FTCH) is traded on the over-the-counter markets, but has no market maker and is not eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Flag Group (CIK No. 1130887) is a Florida corporation located in Fort Lauderdale, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Flag Group is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-KSB was filed for the period ended December 31, 2000, which reported that the company had assets of $27,202 and liabilities of $27,761. The company has a dissolved status with the Florida Secretary of State, and the company's stock has not publicly traded.

Second Flag Group (CIK No. 1138450) is a Florida corporation located in Fort Lauderdale, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Second Flag is delinquent in its periodic filings with the Commission, having not filed a periodic report since its registration statement was filed on April 16, 2001, and it has a dissolved status with the Florida Secretary of State. The company's stock has not publicly traded.

In addition to failing to file periodic reports, each Respondent failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or did not receive such letters because they did not maintain a valid address on file with the Commission.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB.

By failing to file required periodic reports while their securities were registered with the Commission, Respondents have violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of the securities of Respondents.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Bullhide Corp., Fetchomatic Global Internet, Inc., The Flag Group, Inc., and The Second Flag Group, Inc., are hereby revoked.

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James T. Kelly
Administrative Law Judge